JAMES M. CAIN
DIRECT LINE: 202.383.0180
E-mail: james.cain@sablaw.com

April 6, 2007

Via Messenger and edgar submission

Ms. Elaine Wolff
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Natural Gas Fund, LP Registration No. 333-137871

Dear Ms. Wolff:

On behalf of the United States Natural Gas Fund, LP (the “Registrant”), enclosed for your convenience is a courtesy copy of Pre-Effective Amendment No. 3 (the “Amendment”) to the above-captioned Registration Statement on Form S-1. The Amendment was filed with the Commission on April 6, 2007. The enclosed copy has been marked to show changes from Pre-Effective Amendment No. 2. In the Amendment, the Registrant has made changes in response to your comments, updated certain information, and made certain other stylistic and formatting changes.

Also, we are providing the Registrant’s responses to your comments of March 21, 2007 on Pre-Effective Amendment No. 2. Each of your comments is set forth below, followed by the Registrant’s response.

General

1.	We note your response to comment 1. Please disclose that with respect to the initial shares the initial purchaser will be a statutory underwriter.

Ms. Elaine Wolff
April 6, 2007

Response: The Registrant has revised the disclosure on page 44 to explain that with respect to the initial shares, the initial purchaser will be a statutory underwriter.

2.	The “Total Rate of Return Since the Date of Inception” in the table at the top of page 30 appears to be incorrect.

Response: The “Total Rate of Return Since the Date of Inception” on page 30 was intended to be a negative number. We have corrected this and also provided updated information as of March 30, 2007.

3.
We have read your response to prior comment 7 and note that for the period ended December 31, 2006, all of the Fund’s organizational expenses in the amount of $311,262 have been funded by the General Partner. As previously requested, please revise your disclosure to clarify whether organization and offering expenses will continue to be funded by your General Partner and quantify all organization and offering expenses incurred to date. If any material amounts were incurred subsequent to the balance sheet date, this information should at a minimum be disclosed as a subsequent event. In addition, revise to disclose your accounting policy for organization and offering expenses.

Response: Included throughout the disclosure, as well as in Footnote 2 to the Financial Statements under the caption “General Partner Management Fee,” the Registrant has stated that offering expenses incurred subsequent to the initial offering will be borne by the Registrant and not the General Partner. The General Partner is responsible for the fees of the Fund’s service providers; specifically, those of the Marketing Agent, Administrator and Custodian. In addition, registration fees paid to the SEC, NASD or other regulatory agency in connection with the initial offer and sales of the units and the legal, printing accounting and other expenses associated with such registration will be paid by the General Partner, as will those expenses associated with the Funds ongoing SEC, CFTC and NASD reporting requirements.

The Fund will pay the General Partner a management fee, as well as all brokerage fees, licensing fees for the use of intellectual property, fees and expenses of the independent directors, including directors and officers’ liability insurance and the fees and expenses associated with subsequent offerings of its Units.

Ms. Elaine Wolff
April 6, 2007

The Registrant’s financial statements have been revised to include a subsequent event footnote (Footnote 5) for additional offering costs incurred by the General Partner through March 12, 2007. In addition, the accounting policy for offering expenses has been included in Footnote 2 as requested. Organization and offering expenses incurred to date by the Registrant and paid by the General Partner were $534,000. The Registrant currently anticipates that its accounting policy for offering expenses it pays will be to amortize such expenses over a 12-month period, or a shorter period if warranted by the sale of Units.

We hope that you will find these responses satisfactory. If you have questions or further comments regarding this response letter, please call the undersigned at 202.383.0180.

Sincerely,

/s/ James M. Cain

James M. Cain

cc:	Michael McTiernan Rachel Zablow Steve Jacobs